Exhibit 99.1

MEDIA RELEASE

August 2, 2022

Algoma Steel Announces Final Results of Substantial Issuer Bid

SAULT STE. MARIE, Ontario, August 2, 2022 – Algoma Steel Group Inc. (NASDAQ, TSX: ASTL) (“Algoma” or the “Corporation”) today announced the final results of its substantial issuer bid (the “Offer”) under which it has purchased for cancellation 41,025,641 of its common shares (“Shares”) at a purchase price of US$9.75 per Share, for an aggregate purchase price of approximately US$400 million. Shares purchased under the Offer represent approximately 27.9% of the issued and outstanding Shares at the time that the Offer was commenced. Immediately following completion of the Offer on July 27, 2022, 105,403,930 Shares were issued and outstanding.

Based on the final count by TSX Trust Company, the depositary for the Offer (the “Depositary”), a total of 60,835,820 Shares were properly tendered and not withdrawn. As the Offer was oversubscribed, shareholders who made auction tenders at a price of US$9.75 or less per Share and purchase price tenders will have approximately 94.68% of their successfully tendered Shares purchased by Algoma (other than “odd lot” holders, whose Shares will be purchased on a priority basis). Shareholders who made auction tenders at a price in excess of US$9.75 per Share will have their Shares returned by the Depositary. Payment for the Shares accepted for purchase under the Offer will occur in accordance with the terms of the Offer and applicable law.

The Corporation expects to be eligible to recommence purchases under its normal course issuer bid after all Shares accepted for purchase under the Offer have been taken up.

To assist shareholders in determining the Canadian tax consequences of the Offer, Algoma estimates that for the purposes of the Income Tax Act (Canada), the paid-up capital per Share is approximately C$5.43 (or US$4.22, based on the Bank of Canada daily average foreign exchange rate as at the expiry of the Offer). Given that the purchase price of US$9.75 per Share exceeds the paid-up capital per Share, shareholders who have sold Shares to Algoma under the Offer will be deemed to have received a taxable dividend as a result of such sale for Canadian federal income tax purposes. The dividend deemed to have been paid by Algoma to Canadian resident persons is designated as an “eligible dividend” for purposes of the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation.

The “specified amount” for purposes of subsection 191(4) of the Income Tax Act (Canada) is US$9.42 (or C$12.13, based on the Bank of Canada daily average foreign exchange rate as at the expiry of the Offer). Shareholders should consult with their own tax advisors with respect to the income tax consequences of the disposition of their Shares under the Offer.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

This news release is for informational purposes only and is not intended to and does not constitute an offer to purchase or the solicitation of an offer to sell Shares.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - This news release contains forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include: timing for payment for the Shares accepted for purchase under the Offer, timing for Shares returned by the Depositary, estimated paid-up capital per Share and the recommencement of the Corporation’s normal course issuer bid, including the benefits and value to the Corporation’s shareholders as a result thereof. Forward-looking statements involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: number of Shares properly tendered and not properly withdrawn prior to expiration of the Offer. Risks and uncertainties include: changes in or interpretation of laws or regulations; and other risks and uncertainties as described in the Annual Report on Form 20-F filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under Algoma’s SEDAR profile at www.sedar.com) and with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in the other documents Algoma has filed with the OSC and the SEC. Forward-looking statements speak only as of the date they are made.

Although Algoma believes such forward-looking statements are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. Forward-looking statements are made as of the date hereof and, except as required by law, Algoma undertakes no obligation to update or revise any forward-looking statements.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. Algoma’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, Algoma has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey, investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on position us firmly as your partner in steel.

For more information, please contact:

Mike Moraca

Treasurer and Investor Relations Officer

Algoma Steel Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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